HODGES ENGINEERING INCORPORATED
                       3131 East 29th Street, Suite D 300
                               Bryan, Texas 77802
                       (979) 774-1112 Fax: (979) 774-1115

                                November 11, 2003

Mr. Mark Harrington
President and Chief Operating Officer
Dune Energy Inc.
16 River Hollow Lane
Houston, Texas 77027

RE:    Reserve Estimates for Specific Prospects
       Welder Ranch (Leased and Optioned Acreage)
       Victoria County, Texas

Dear Mr. Harrington:

At your request Hodges Engineering, Incorporated (HEI) has estimated the reserves and future net income as of September 30, 2003 for 85% working interest and a 70% net revenue interest in specific prospects on the Welder Ranch (Leased and Optioned Acreage), Victoria County, Texas. All reserves estimated in this report are classified as proved undeveloped, which are reserves expected to be recovered from (1) future drilling of wells, (2) deepening of existing wells to a different reservoir, or (3) the installation of an improved recovery project. The estimated reserves and future net income are presented as follows:

                                                  ESTIMATED                        ESTIMATED FUTURE
PROSPECT                                          RESERVES                           NET REVENUE
                                          OIL                  GAS          Undiscounted         Discounted

                                          (B)                (MMCF)                                @ 10%
Hamilton Fee Prospect                    81,893               6,224         $13,986,690         $10,448,459
EFH (WILCOX 8600)

Channel Sand Prospect No. 1                   0                 834         $ 1,693,384         $ 1,405,644
ROB WELDER (3200)

Channel Sand Prospect No. 2                   0                 834         $ 1,693,384         $ 1,405,644
ROB WELDER (3200)

Wilcox Prospect No. 2                    60,312               4,523         $ 9,778,861         $ 7,396,577
ROB WELDER (8600)

             TOTAL                      142,205              12,415         $27,152,319         $20,656,324

The future net revenue is the income before federal taxes from the projected production less capital investments, royalties, state and local taxes and operating expenses. It is assumed that the well abandonment costs will be offset by the salvage value of the production equipment.

November 10, 2003
Mr. Mark Harrington
Page 2


In the preparation of data presented in this report HEI used geologic data, geologic interpretations and well logs provided by the client. Prices of $24.00 for oil, which was the Plains Marketing posting for South Texas Sweet Crude on September 30, 2003 and $4.35/MCF for gas, which was the Henry Hub posting for gas on September 30, 2003 less $.28 for treating and transportation.

The ownership of the mineral and leasehold interest is assumed to be as presented. No examination of title was conducted.

No property inspection to determine the presence and/or the condition of the infrastructure was undertaken. It is assumed that the market exists from both the oil and gas.

The estimated reserves and future net income values presented in this report have been based on engineering analysis, economic conditions as of September 30, 2003, geological and geophysical data presented by the client, production histories and well logs. No guarantee is made that the production projections and/or the economic values will be attained. The estimated reserve figures and the economic projection may change based on new information acquired in the future.

I grant Dune Energy, Inc. permission to use this report in the filings with the U.S. Securities and Exchange Commission.

Sincerely yours,


/s/ James R. Hodges

James R. Hodges
Texas Licensed Professional Engineer No. 39148

JRH/nec